Exhibit 99.1

                               JOULE INC. RECEIVES
                             GOING PRIVATE PROPOSAL



         Edison, New Jersey (August 21, 2003) - JOULE Inc. (AMEX:JOL) announced that it has received a non-binding proposal for a going private transaction from a purchaser group consisting of Emanuel N. Logothetis, the founder, Chairman of the Board and Chief Executive Officer of JOULE, members of his immediate family and John G. Wellman, Jr., President and Chief Operating Officer of JOULE.

         The proposed transaction would result in the acquisition by a corporation formed by the purchaser group of all of the outstanding shares of JOULE Common Stock not already owned by the members of the purchaser group at a price of $1.35 per share, which represents a premium of four percent over the average closing price of $1.30 on August 14, 2003, the most recent day traded following the announcement of third-quarter financial results, and is equal to the average closing price over the last 30 calendar days. In addition to Emanuel
N. Logothetis, his sons, Nick M. Logothetis and Steven Logothetis, both of whom are directors of JOULE Inc., and his wife, Helen Logothetis, and daughter, Julie Logothetis, are members of the purchaser group. The purchaser group currently owns approximately 72 percent of the issued and outstanding JOULE Common Stock. The result of the proposed transaction would be that stockholders other than the purchaser group will no longer own shares of JOULE Common Stock and there will no longer be a public market for JOULE Common Stock.

         The Board of Directors has formed a Special Committee consisting of the three independent directors to review the proposed transaction. The Special Committee will retain independent legal counsel and an independent financial advisor to assist it in evaluating the proposed transaction on behalf of the public stockholders.

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         The proposed transaction is subject to certain conditions, including a financing contingency. The purchaser group is currently negotiating the terms of the financing with a bank. There can be no assurance that the proposed transaction will be consummated.

         This press release is not a substitute for any tender offer statement or other filing that may be made with the Securities and Exchange Commission if the proposed transaction goes forward. If such documents are filed with the SEC, investors are urged to read them because they will contain important information. Any such documents, once filed, will be available, free of charge, at the SEC's website (www.sec.gov) and from JOULE Inc.

         JOULE Inc. is a staffing company providing a variety of technical, commercial and industrial services. Established in 1965, JOULE Inc. operates 17 branch offices, primarily in the greater New Jersey area as well as Alabama, Illinois, Massachusetts and Florida.

         This news release includes forward-looking statements within the meaning of the federal securities laws that are subject to risks and uncertainties, including the inability to satisfy the financing and other conditions to any proposed transaction, general economic conditions and other factors that may be identified in filings made with the SEC by JOULE Inc. or the purchaser group.

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